UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Americas Gold and Silver Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03062D100
(CUSIP Number)

August 10, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03062D100

1	Names of Reporting Persons
GAM Holding AG
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,905,000
	6	Shared Voting Power

	7	Sole Dispositive Power

	8	Shared Dispositive Power
6,905,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,905,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.04% (based on the total of 137,126,684 Common Stock outstanding)
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)	Name of Issuer: Americas Gold & Silver Corp

(b)	Address of Issuer’s Principal Executive Offices: 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8

Item 2.

(a)	Name of Person Filing: GAM Holding AG

(b)	Address of Principal Business Office or, if None, Residence: Hardstrasse 201, 8037 Zurich, Switzerland

(c)	Citizenship: Switzerland

(d)	Title and Class of Securities: Common

(e)	CUSIP No.: 03062D100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 6,905,000

(b)	Percent of Class: 5.04%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 6,905,000

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of: 6,905,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

The securities reported herein (the “Securities”) are owned by Konwave Transition Metals Fund, Konwave Gold Equity Fund and EMCORE Precious Metal Dynamic Fund, which are sub-funds of Multipartners SICAV and Multibrand SICAV respectively, which are Luxembourg investment funds for which GAM (Luxembourg) S.A acts as manager pursuant to investment management contracts with each sub-fund. GAM (Luxembourg) S.A. is a wholly owned subsidiary of GAM Holding AG. Such investment management contracts grant to GAM (Luxembourg) S.A. all voting and shared dispositive power over the securities owned by such sub-funds. Therefore, GAM (Luxembourg) S.A. (and indirectly GAM Holding AG) may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of the Securities.

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

/s/ Elmar Zumbuehl

Elmar Zumbuehl, Group Chief Risk Officer

/s/ Martin Jufer

Martin Jufer, Global Head of Wealth Management

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to joint filing of the attached Schedule 13G, and any and all amendments thereto, and expressly authorize GAM Holding AG, as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.

Date: August 19, 2021

GAM Holding AG

By: /s/ Elmar Zumbuehl

Name: Elmar Zumbuehl

Title: Group Chief Risk Officer

By: /s/ Martin Jufer

Name: Martin Jufer

Title: Global Head of Wealth Management

GAM (Luxembourg) S.A.

By: /s/ Elmar Zumbuehl

Name: Elmar Zumbuehl

Title: Group Chief Risk Officer

By: /s/ Martin Jufer

Name: Martin Jufer

Title: Global Head of Wealth Management
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